United States securities and exchange commission logo





                             November 6, 2023

       Todd Michaels
       Chief Executive Officer
       Correlate Energy Corp.
       220 Travis Street
       Suite 501
       Shreveport, LA 71101

                                                        Re: Correlate Energy
Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for
Fiscal Quarter Ended June 30, 2023
                                                            File No. 000-30746

       Dear Todd Michaels:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Comparison of Years Ended December 31, 2022 and 2021, page 38

   1. Please revise to provide your discussion to quantify the key factors that resulted in the increases in sales and
income from operations, and the extent these variances are
                                                        attributable to changes
in the amount of services sold and/or changes in prices and to the introduction of new
services. Also, describe any unusual or infrequent events such as the negative impact of the
COVID-19 pandemic or transactions (including acquisitions) or any significant
economic changes that materially affected the amount of reported income from continuing
operations and he extent to which income was so affected. Refer to Item
                                                        303(b)(2)(i) and (iii)
of Regulation S-K.
 Todd Michaels
FirstName  LastNameTodd   Michaels
Correlate Energy Corp.
Comapany 6,
November   NameCorrelate
              2023        Energy Corp.
November
Page 2     6, 2023 Page 2
FirstName LastName
Item 9A. Controls and Procedures, page F-22

2. Please provide management's assessment of the effectiveness of disclosure controls and procedures at December 31, 2022 and disclose if there were any changes in internal control over financial reporting for the year then ended. Refer to
Item 307 and Item
         308(c) of Regulation S-K.
Form 10-Q for Fiscal Quarter Ended June 30, 2023

Condensed Consolidated Statement of Stockholders' Deficit
For the Six Months Ended June 30, 2023 and 2022, page 5

3. Please explain how you determined the settlement of the derivative liability of $5,844,608 recognized as a credit to additional paid-in capital for the period ended June 30, 2023 and revise your disclosures in the footnotes accordingly.
Notes to Condensed Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Intangible Assets, page 8

4. Please disclose the types, amounts, useful lives, accumulated amortization, and aggregate amortization over the next five years for your intangible assets at June 30, 2023. Refer to
         ASC 360-30-50.
Note 5. Equity
Warrants, page 15

5. Please disclose where the amounts are recognized in the financial statements for the issuance of 3,127,858 warrants valued at $3,309,045 and the issuance of 5,229,900 warrants valued at $4,575,776 associated with the convertible notes during the six months ended June 30, 2023. Refer to ASC 470-20-25 and ASC 470-20-50.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services